Filed by Journal Communications, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Act of 1934

Subject Company: Journal Communications, Inc.

Commission File No.:  1-31805

Date: August 7, 2014

Q2 2014 Earnings Conference Call Script

Operator:

Good morning, and welcome to the Journal Communications Second Quarter 2014 Earnings Conference Call. As a reminder, this call is being recorded. And now I’d like to turn the call over to Journal Communications’ Investor Relations Analyst, Ashley DeYoung.

Ashley:

Thank you, operator, and welcome to our conference call and webcast to review our second quarter 2014 results. Our news release and detailed financial tables can be found at www.journalcommunications.com.

Joining me today are Steve Smith, Chairman of the Board and Chief Executive Officer; Andre Fernandez, President and Chief Operating Officer; Jason Graham, Chief Financial Officer; and Betsy Brenner, Executive Vice President of Journal Communications and Chief Operating Officer of our publishing business.

Before we get started, I’d like to remind you that this conference call contains certain forward-looking statements related to Journal Communications’ businesses and activities that are based on current expectations. Forward-looking statements are subject to certain risks, trends and uncertainties, including the possibility that the proposed spin and merger transactions with Scripps do not close, disruption from the proposed transactions making it more difficult to maintain our business and operational relationships, the risk that unexpected costs will be incurred during this process, and changes in advertising demand and other economic conditions that could cause actual results to differ materially from the expectations expressed in forward-

looking statements. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. The written policy on forward-looking statements can be found in Journal’s most recently filed Annual Report on Form 10-K and Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission.

Any discussion of EBITDA in today’s conference call may be referenced back to our unaudited “Reconciliation of Consolidated Net Earnings to Consolidated EBITDA” schedule, which accompanies today’s earnings release.

Unless otherwise indicated, all comparisons are to the second quarter ended June 30, 2013. And now, I’d like to turn the call over to Steve Smith, Chairman of the Board and Chief Executive Officer.

Steve Smith:

Thank you, Ashley, and good morning everyone.

As you know, last week we announced a transaction where the E W Scripps Company and Journal Communications will merge our broadcast businesses to go forward under the Scripps banner and both spin our publishing businesses to form a new public company called Journal Media Group.

We believe this tax-efficient transaction will create value for both companies’ shareholders and provide significant benefits to two very focused businesses in the future.  Scripps will expand its broadcast footprint, notably in many active political markets; create significant retransmission revenue upside and digital revenue potential across a larger television and radio platform.

Journal Media Group will focus on delivering compelling print and digital products and services in 14 markets. This group, which will launch without debt and free of any significant qualified pension plan obligations, will focus on stabilizing its revenue performance and continuing to enhance its operational efficiencies in order to maximize its cash flow going forward.

Both companies will have strong balance sheets that will allow them to build and invest in their businesses.

And, of course, we’re very pleased that Journal Media Group will be based in Milwaukee, which will retain a public company headquarters of a meaningful multi-market media business.

In the coming months, we, along with our colleagues from Scripps, will work as quickly as possible to satisfy all of the regulatory obligations that are necessary to hold our shareholder votes and complete this transaction. We will also promptly begin our integration planning so we can be prepared when the closing occurs in 2015.

We’re very excited about this milestone for both companies. If you’re interested in learning more about the transaction, I’d like to direct you to documents we’ve filed with the SEC at www.sec.gov, or on the Investor Relations pages of both www.scripps.com and www.journalcommunications.com.

Today, we’re here to focus on Journal Communications performance in the Second Quarter, and once again, we had a solid quarter, driven by continued growth in retransmission and political revenue at our television stations and overall increased revenue in Radio.  Total revenue was $105 million, up 5% year over year, which drove an operating earnings increase of 34% in the quarter.

For a closer look at the full financial results, I’ll now turn the call over to Jason Graham, Chief Financial Officer.

Jason Graham:

Thank you, Steve.

Operating earnings increased $4.5 million to over $17 million as we continue to benefit from growth in retransmission fees and $1.6 million in higher margin political. Net earnings were just over $10 million, up 58%. EPS from continuing operations of $0.21 increased 8 cents. Total debt was $158 million at the end of the second quarter. Year-to-date we generated operating cash flows of nearly $38 million, which we used to fund $4 million in capital expenditures and, combined with proceeds from the sale of our Palm Springs stations earlier this year, allowed us to pay down nearly $51 million in debt in the first two quarters.

Moving on, total company expenses were up only half a percent and down nearly 2% excluding the growth in Network fees.  We expect expenses, excluding merger-related costs, to be up in the low single digits for the full year, consistent with our previous guidance.

Andre and Betsy will discuss our segment operating results in more detail; however, I will quickly run through a few highlights. Television revenue grew nearly 13% in the quarter, driven by Political revenue of $1.5 million and retransmission growth of 81%. Local revenue, down nearly 1%, was impacted by softness in select markets, particularly in media and furniture. National revenue also struggled in the second quarter, down 2%. Expenses were up 3%, but were essentially flat excluding network fees and last year’s acquisition costs. Earnings were $13 million, up 52%, driven by higher margin political, retransmission, and expense diligence.

Radio revenue returned to growth in the second quarter, up nearly 2% where, despite some struggles in National, we were pleased to see local, our primary revenue category, up 2%.  Expenses were up a modest half percent that drove earnings up 6%.

Total Publishing revenue was down 2% in the quarter as advertising revenue, down 3%, was impacted by the loss of a key advertiser. Circulation was down nearly 3%, as price increases were offset by volume declines and the continuing impact of the change in methodology to defer revenue during the subscription grace period that we referenced last quarter.

And now, Andre will share our operational highlights. Andre?

Andre Fernandez:

Thanks Jason and good morning everyone.  I’ll provide a few brief overall Broadcast comments before turning it over to Betsy for detail on the publishing segment.

First in Television, revenue of $47 million was up $5 million, or nearly 13%.  Retrans and political drove the increase. Retrans revenue, as you know, is largely set for this year, with over 80% of our subs having been renegotiated over the past 18 months, and this quarter’s increase of 81% was comparable to last quarter’s. TV political revenue of $1.5 million was in line with our expectations, though coming from slightly different locations across our footprint than we expected at this point, with slower starts to races in Wisconsin and Nevada offset by a brisk start in Nebraska; namely, the primary race for Governor, as well as a stronger start to local primaries in Nashville.  Core revenue, excluding these two categories, was down nearly 1%.

Core national revenue was the culprit, down 2% which, while down, appears to be better than overall core national spot environment we’ve heard from both our rep firms and other industry sources, as pullbacks in such categories as auto, telco and dining nationwide did not impact our specific markets quite as hard, and with other advertisers making up the difference.  National performance across markets was mixed with as many markets down as were up, and some meaningfully so.  Telco and financials were gainers in national while auto and dining declined.  Auto was up 5% for TV overall in the quarter, driven solidly by local. Local spot was off nearly 1%, with most of our markets reporting generally flat local conditions, and also with as many markets down as were up.

Digital revenue was a standout performer on television, up nearly 25% and with increases across every market.  Most of our markets reported triple digit increases in traffic, 65% of our traffic now comes from mobile, and mobile site and ad improvements, combined with audience growth in our content verticals such as NowTrending.com, continue to drive revenue. In Q2, we also completed the launch of our recently announced relationship with Internet Broadcasting’s digital agency services to support our digital ad sales and fulfillment in all of our broadcast markets.

TV ratings were encouraging in the second quarter.  Highlights include Nashville once again winning the May sweep, Milwaukee winning key news dayparts in its target demographic, and Las Vegas posting nice household gains following a strong ABC performance in May.

Now on the cost side, television expenses remain very much in line with revenue, with expenses up 5%, excluding acquisition costs, in 2013.  Excluding network fees, expenses were down roughly 3%.  Recall, we are managing the business to keep core expenses in line with core revenue, and limiting expense growth despite rising network fees associated with retransmission revenue growth.

I’ll shift now to Radio, where we returned to growth in the quarter.  Revenue of $20 million was up nearly 2%, driven by a 2% increase in core local spot, and helped by such categories as home products and auto.  National was the culprit again for Radio, with core national spot down just over 6% and continuing the trend we saw in the first quarter, though the quarterly pace is improving.  Solid gains in national retail and financials were more than offset by such categories as auto and restaurants.  We expect local will continue to drive modest growth while national, while improving, continues to lag.

Similar to Television, radio Digital grew 14%, led by such products as Right Wisconsin in Milwaukee, and streaming, traffic and weather sponsorships in Tulsa.

We’re also encouraged by recent Spring ratings performance in select radio markets that have reaffirmed our strong market positions and will also drive revenue.  For example, in Knoxville, our Q100 country station just broke into the Top 5 in Adults for the first time ever, helped by the new signal we acquired there last year.  We retain solid leadership positions in Wichita and Springfield.  Additionally, WTMJ-AM in Milwaukee continues to gain share and rank not only on the strength of Milwaukee Brewers baseball this year, but also as the station continues to broaden its programming lineup. WTMJ was just named a Marconi Award finalist for Large Market Station of the Year.

Furthermore, following the split of Radio from TV earlier this year, we’re excited to have named new dedicated General Managers in three of our radio markets in the second quarter. These leaders are already bringing greater operational focus to our radio group.

Radio expenses were up less than 1% as higher sports rights fees were offset by lower research and promotional spending. Similar to television, we are working to keep expense growth in line with core revenue.

Looking ahead to Q3, as we said in our release, we expect total television revenue to be up in the low to mid teens excluding political. Much like we saw in the first half, Retrans will continue to be the primary revenue driver.  However, we also have a slightly easier comp this year due to revenue loss from Time Warner Cable this time last year.  Additionally, as we approach the Fall, higher than expected political, if it occurs, could displace core revenue. On the Radio side, we’re hoping for low single digit revenue gains, excluding political, driven once again by Local.

I’ll shift now to our Publishing segment.  While advertising revenue, and retail ROP in particular, slipped in the second quarter as compared with recent quarters.  Q2 ad revenue compares favorably to other publishers who’ve reported to date, and the segment still turned in a solid earnings performance.  I’ll turn it over to Betsy to provide some additional color on publishing’s operating results.

Betsy Brenner:

Thank you, Andre.

As Jason mentioned, total revenue for the Publishing business was down 2% year over year, driven by moderating declines in circulation as well as challenged advertising revenue.  Total Publishing operating earnings were down 14%.

Advertising revenue, down 3%, was impacted by the loss a major advertiser — American TV, a large local retailer that went out of business in April. Retail Advertising revenue, our largest ad revenue component, was down 2%, primarily due to the loss of American TV.  Our teams are focused on efforts to replace lost customers with new programs from new and current spenders throughout the remainder of the year. Our in-house “agency model” team has been hard at work doing what they do best — pitching tailored print-and-digital campaigns to customers that help them reach local audiences as only our daily newspaper and strong digital products can do. This quarter, we’ve already seen new programs sold to local hospital systems and department stores.

Meanwhile, established promotional events only got bigger last quarter. Our Top Workplaces awards and the Land the Big Gig talent competition at Milwaukee’s Summerfest music festival grew revenue substantially in their fifth and third years, respectively.

Classified, which only represents 18% of our ad revenue, was down by nearly 7%. The major drivers at the daily newspaper were decreases in Employment, down 15% and Real Estate, down 33%.  We again saw gains in Classified Auto, however, which was up 3%, with digital auto advertising up 7%.

Digital revenue was up 5%, driven primarily by an increase in sponsorship revenue, particularly mobile and retargeting revenue. These segments offset our classified employment declines. Retargeting programs also helped drive digital CPMs at the daily paper, which rose by nearly 15% over last year.

We reached an online audience milestone in the second quarter, when we saw our highest digital page views ever — 2.1 million views in a single day.  This traffic was propelled by a JSOnline story about the stabbing of a young girl in Waukesha County by two friends trying to impress a fictional online character.  We pushed that story out through social media links and references, which built throughout the day, in reflection of a new traffic pattern reality for us.

Once again, Journal Sentinel’s digital and print reach was confirmed as the best among the nation’s Top 50 largest markets.  Our combined weekly daily, Sunday and online reach ranked first, as did our weekly print and average issue reach, daily and Sunday, according to the latest report on market penetration released last month by Scarborough Research.

Publishing Circulation revenue was down nearly 3%.  As Jason mentioned, much of this decline is the result of a change in our methodology to defer revenue during the subscription grace period. In addition to the methodology change, volume declines were partially offset by price increases initiated in late March.

Our “Other” revenue category, which includes Commercial Print and Delivery, was up 4%, primarily due to new business.

Expense controls continue to be an important part of our operations, and in the second quarter, total Publishing expenses were down nearly 1%. We completed the offer of a voluntary separation plan in the early second quarter, for which we recorded $600,000 in workforce reduction charges.

And with that, I’ll turn the call back over to Steve for his concluding comments.

Steve Smith:

Thank you, Betsy.

Now looking ahead to the third quarter, excluding political, we expect total television revenue to be up in the low to mid teens as compared to the third quarter of 2013.  In radio, also excluding political, we expect revenue increases in the low single digits. In Publishing, we anticipate revenue declines in the low single digits.

Now I’ll turn the call back to Ashley for reminders on where to find more information on the transaction, as well as begin the question-and-answer portion of today’s call.

Ashley:

Thanks, Steve.  Operator, this concludes our prepared remarks.  As a reminder, participants can find more detailed information about the transaction announced on July 30 by visiting the SEC’s website at www.sec.gov, on the Investor Relations pages of both www.scripps.com and www.journalcommunications.com.

And now, Operator, you may begin the question and answer session.

Operator:

Ladies and gentlemen, if you would like to ask a question, please press star 1 on your touchtone phones…

As there are no more questions, this concludes this morning’s call.  As a reminder, a replay of the call and an archive of the webcast will be available today through August 14.  Please refer to this morning’s press release for the dial-in information for the replay of the call or visit the website at www.journalcommunications.com/investors for the archived webcast.

* * *

Additional Information and Where to Find It

The proposed transactions involving Journal and Scripps will be submitted to the holders of class A and class B common stock of Journal and to the holders of Common Voting shares of Scripps for their consideration. In connection with the proposed transactions, Scripps will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Journal and Scripps will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transactions with the SEC. Journal urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information.  Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Journal upon request to Jason R. Graham, Senior Vice President - Finance and Chief Financial Officer, at 414-224-2440 or jgraham@jrn.com, or from Scripps Investor Relations, Carolyn Micheli, at carolyn.micheli@scripps.com or 513-977-3732.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Journal with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Journal in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Journal does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation

Journal, Scripps and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.